UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                       Hollywood Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   436141 10 5
                         ------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No. 436141 10 5
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  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        Mark J. Wattles
        ........................................................................
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [  ]
        (b)  [  ]
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  3.    SEC Use Only ...........................................................
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
        ........................................................................
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                        5. Sole Voting Power
       Number of
                           11,444,600
       Shares              .....................................................
                        --------------------------------------------------------
       Beneficially     6. Shared Voting Power

       Owned by
                           .....................................................
       Each             --------------------------------------------------------
                        7. Sole Dispositive Power
       Reporting
                           11,444,600
       Person              .....................................................
                        --------------------------------------------------------
       With:            8. Shared Dispositive Power


                           .....................................................
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        11,444,600
        ........................................................................
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [   ]
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (11)

       26.8%
       .........................................................................
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       IN
       .........................................................................
--------------------------------------------------------------------------------

Item 1.  Issuer

         (a)   The name of the Issuer is Hollywood Entertainment Corporation.

         (b) The Issuer's executive offices are located at 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

Item 2.  Reporting Person and Security

         (a)   This Statement is filed by Mr. Mark J. Wattles, an individual.

         (b) Mr. Wattles' business address is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

         (c)   Mr. Wattles is a citizen of the United States of America.

         (d) This Statement relates to shares of Common Stock of Hollywood Entertainment Corporation.

         (e) The CUSIP number assigned to the Common Stock of the Issuer is 436141-10-5.

Item 3.  Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

         Not applicable.

Item 4.  Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 11,444,600 shares of Issuer Common Stock. This amount includes 320,000 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 1998.

         (b) Mr. Wattles' beneficial ownership of Issuer Common Stock represented approximately 26.8% of the 42,273,123 issued and outstanding shares on October 2, 1998, as reported in the Issuer's most recent quarterly report.

         (c) Mr. Wattles has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

                               Page 3 of 5 pages

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February  9, 1999
                                       -----------------------------------------
                                                        Date


                                       MARK J. WATTLES
                                       -----------------------------------------
                                                   Mark J. Wattles

                               Page 5 of 5 pages